SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 23, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

1Q22 Earnings Release

Banco Macro Announces Results for the First Quarter of 2022

Buenos Aires, Argentina, May 23, 2022 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2022 (“1Q22”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. As of 1Q20, the Bank began reporting results applying Hyperinflation Accounting, in accordance with IFRS IAS 29 as established by the Central Bank. For ease of comparison, figures of previous quarters of 2021 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through March 31, 2022.

Summary

●The Bank’s net income totaled Ps.6 billion in 1Q22. This result was 51% lower than the result posted in 4Q21 but 77% higher than the result registered in 1Q21. In 1Q22, the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 9% and 2.2%, respectively. Total comprehensive income was Ps.5.4 billion, 56% lower than in 4Q21 but 26% higher than a year ago.

● In 1Q22 Operating Income (after G&A and personnel expenses) totaled Ps.36.6 billion, 41% or Ps.10.6 billion higher than in 4Q21 and 24% or Ps.7.2 billion higher than the same period of last year.

● In 1Q22, Banco Macro’s financing to the private sector decreased 8% or Ps.33.3 billion quarter over quarter (“QoQ”) totaling Ps.371.8 billion and decreased 8% or Ps.30.5 billion year over year (“YoY”).

● In 1Q22, Banco Macro’s total deposits decreased 1% or Ps.5.9 billion QoQ, totaling Ps.677.5billion and representing 79% of the Bank’s total liabilities. Private sector deposits decreased 3% or Ps.19.2 billion QoQ.

● Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.236.6 billion, 38.5% regulatory capital ratio – Basel III and 33.7% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 93% of its total deposits in 1Q22.

● In 1Q22, the Bank’s non-performing to total financing ratio was 1.64% and the coverage ratio reached 163.2%.

1Q22 Earnings Release Conference Call

IR Contacts in Buenos Aires:
Tuesday, May 24, 2022
Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time		Jorge Scarinci
Chief Financial Officer
To participate, please dial:
Argentina Toll Free:		Nicolás A. Torres
(011) 3984 5677		Investor Relations
Participants Dial In (Toll Free):	Webcast Replay: click here
+1 (844) 450 3847		Phone: (54 11) 5222 6682
Participants International Dial In:	Available from 05/24/2022 through 06/07/2022	E-mail: investorelations@macro.com.ar
+1 (412) 317 6370
Conference ID: Banco Macro		Visit our website at:
Webcast: click here		www.macro.com.ar/relaciones-inversores

1Q22 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

1Q22 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2021 have been restated in accordance with said Communication in order to make a comparison possible.

Results

Earnings per outstanding share were Ps.9.4 in 1Q22, 51% lower than in 4Q21 and 77% higher than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Net income -Parent Company- (M $)	3,393	6,455	9,408	12,226	6,008	-51%	77%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased)	0	0	0	-	-	-	-100%
Book value per avg. Outstanding share ($)	413	399	414	433	442	2%	7%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	5.31	10.10	14.72	19.13	9.40	-51%	77%

EOP FX (Pesos per USD)	91.9850	95.7267	98.7350	102.7500	110.9783	8%	21%
Book value per avg. issued ADS (USD)	44.90	41.68	41.93	42.14	39.83	-5%	-11%
Earnings per avg. outstanding ADS (USD)	0.58	1.06	1.49	1.86	0.85	-55%	47%

Banco Macro’s 1Q22 net income of Ps.6 billion was 51% or Ps.6.2 billion lower than the previous quarter but 77% or Ps.2.6 million higher YoY. This result represented an annualized ROAE and ROAA of 9% and 2.2% respectively.

Net operating income (before G&A and personnel expenses) was Ps.64.2 billion in 1Q22, 11% or Ps.6.5 billion higher compared to 4Q21 due to higher income from financial instruments at fair value through P&L, higher fx gains and lower loan loss provisions. On a yearly basis Net operating income increased 11% or Ps.6.4 billion.

In 1Q22 Provision for loan losses totaled Ps.745 million, decreasing Ps.1.5 billion compared to the previous quarter. It should be noted that in the previous quarter of last year loan loss provisions were explained by additional provisions made by the Bank based on estimations of the adverse macroeconomic impact of a no deal between the Argentine Government and the I.M.F. On a yearly basis, Provision for loan losses increased Ps.741 million.

Operating income (after G&A and personnel expenses) was Ps.36.5 billion in 1Q22, 41% or Ps.10.6 billion higher than in 4Q21 and 24% or Ps.7.2 billion higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of only 4x assets to equity ratio.

1Q22 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Net Interest Income	36,960	35,623	38,053	41,413	41,911	1%	13%
Net fee income	9,195	9,456	10,010	10,168	10,216	0%	11%
Net Interest Income + Net Fee Income	46,155	45,079	48,063	51,581	52,127	1%	13%
Net Income from financial instruments at fair value through P&L	7,075	7,383	4,422	4,112	6,448	57%	-9%
Income from assets at amortized cost	92	86	0	105	0	-100%	-100%
Differences in quoted prices of gold and foreign currency	1,887	894	757	1,857	3,085	66%	63%
Other operating income	2,558	1,970	2,256	2,303	3,262	42%	28%
Provision for loan losses	4	297	271	2,278	745	-67%	18525%
Net Operating Income	57,763	55,116	55,227	57,679	64,177	11%	11%
Employee benefits	11,257	11,737	11,543	11,289	9,811	-13%	-13%
Administrative expenses	5,296	5,434	5,747	6,844	5,514	-19%	4%
Depreciation and impairment of assets	1,998	2,005	2,120	2,148	2,192	2%	10%
Other operating expenses	9,859	8,761	9,647	11,424	10,123	-11%	3%
Operating Income	29,353	27,179	26,170	25,974	36,537	41%	24%
Result from associates & joint ventures	36	27	-2	41	-36	-	-
Result from net monetary postion	-22,402	-18,952	-16,395	-17,617	-28,917	64%	29%
Result before taxes from continuing operations	6,987	8,254	9,773	8,398	7,584	-10%	9%
Income tax	3,594	1,799	365	-3,828	1,576	-141%	-56%
Net income from continuing operations	3,393	6,455	9,408	12,226	6,008	-51%	77%
		-	-
Net Income of the period	3,393	6,455	9,408	12,226	6,008	-51%	77%
Net income of the period attributable to parent company	3,393	6,454	9,408	12,226	6,020	-51%	77%
Net income of the period attributable to minority interest	-	1.00	-	-	-12	-	-
Other Comprehensive Income	912	299	71	80	-597	-	-
Foreign currency translation differences in financial statements conversion	-150	-279	-236	-224	-258	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	1,062	578	307	304	-339	-212%	-132%
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	4,305	6,754	9,479	12,306	5,411	-56%	26%
Total Comprehensive Income attributable to parent Company	4,305	6,753	9,479	12,306	5,423	-56%	26%
Total Comprehensive Income attributable to non-controlling interests	-	1	-	-	-12	-	-

The Bank’s 1Q22 net interest income totaled Ps.41.9 billion, 1% or Ps.498 million higher than in 4Q21 and 13% or Ps.5 billion higher YoY.

In 1Q22 interest income totaled Ps.68.8 billion, 4% or Ps.2.8 billion higher than in 4Q21 and 2% or Ps. 1.1 billion lower than in 1Q21.

Income from interest on loans and other financing totaled Ps.33.8 billion, 1% or Ps.494 million lower compared to the previous quarter, due to a 4% decrease in the average volume of private sector loans which was partially compensated by a 202 b.p increase in the average lending rates. On a yearly basis Income from interest on loans decreased 2% or Ps.798 million.

In 1Q22 income from government and private securities increased 16% or Ps.4.8 billion QoQ and increased 8% or Ps.2.5 billion compared with the same period of last year. This result is explained 95% by income from government and private securities through other comprehensive income (Leliqs and Other government securities) and the remaining 5% is explained by income from sovereign bonds in pesos at amortized cost.

1Q22 Earnings Release

In 1Q22, income from Repos totaled Ps.432 million, 78% or Ps.1.5 billion higher than the previous quarter and 87% or Ps.2.8 billion lower than a year ago.

In 1Q22 FX income totaled Ps.3.1 billion, 66% or Ps.1.2 billion higher than the previous quarter and 63% or Ps.1.2 billion higher than a year ago, due to the Bank’s long dollar position, an 8% depreciation in the quarter of the Argentine peso against the US dollar and higher Fx.

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	3Q20	2Q21	3Q21	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	3,103	1,857	3,085	66%	-1%
Translation of FX assets and liabilities to Pesos	2,791	1,670	2,835	70%	2%
Income from foreign currency exchange	311	187	250	34%	-20%

(2) Net Income from financial assets and liabilities at fair value through P&L	-	-	-	-	-
Income from investment in derivative financing instruments	-	-	-	-	-

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	3,103	1,857	3,085	66%	-1%

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Interest on Cash and due from Banks	4	4	4	3	3	0%	-25%
Interest from government securities	31,904	27,542	29,077	29,691	34,553	16%	8%
Interest from private securities	160	91	56	45	25	-44%	-84%
Interest on loans and other financing
To the financial sector	261	185	178	161	92	-43%	-65%
To the public non financial sector	716	570	460	361	276	-24%	-61%
Interest on overdrafts	2,632	2,035	2,319	2,384	2,534	6%	-4%
Interest on documents	2,147	2,292	2,962	3,479	3,051	-12%	42%
Interest on mortgages loans	4,737	4,747	3,836	4,419	4,675	6%	-1%
Interest on pledged loans	172	203	327	532	518	-3%	201%
Interest on personal loans	14,341	13,836	13,574	14,123	13,803	-2%	-4%
Interest on credit cards loans	4,211	4,026	4,111	4,749	5,081	7%	21%
Interest on financial leases	34	22	-1	43	46	7%	35%
Interest on other loans	5,382	4,408	4,117	4,078	3,759	-8%	-30%
Interest on Repos
From the BCRA	3,223	1,878	2,796	1,950	397	-80%	-88%
Other financial institutions	22	22	7	10	35	250%	59%
Total Interest income	69,946	61,861	63,823	66,028	68,848	4%	-2%

Income from Interest on loans	34,633	32,324	31,883	34,329	33,835	-1%	-2%

The Bank’s 1Q22 interest expense totaled Ps.26.9 billion, increasing 9% or Ps.2.3 billion compared to the previous quarter and 18% or Ps.6 billion lower compared to 1Q21.

In 1Q22, interest on deposits represented 96% of the Bank’s total interest expense, increasing 10% or Ps.2.3 billion QoQ, due to a 217 b.p. increase in the average rate paid on deposits while the average volume of deposits from the private sector increased 1%. On a yearly basis, interest on deposits decreased 18% or Ps.5.5 billion.

1Q22 Earnings Release

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Deposits
Interest on checking accounts	1,127	110	125	165	431	161%	-62%
Interest on saving accounts	358	392	332	353	393	11%	10%
Interest on time deposits	29,763	24,414	24,101	23,002	24,951	8%	-16%
Interest on other financing from BCRA and financial inst.	68	61	30	24	45	88%	-34%
Repos
Other financial institutions	85	94	94	70	217	210%	155%
Interest on corporate bonds	546	185	141	128	112	-13%	-79%
Interest on subordinated bonds	1,031	977	938	821	726	-12%	-30%
Interest on other financial liabilities	8	5	9	52	62	19%	675%
Total financial expense	32,986	26,238	25,770	24,615	26,937	9%	-18%

Expenses from interest on deposits	31,248	24,916	24,558	23,520	25,775	10%	-18%

In 1Q22, the Bank’s net interest margin (including FX) was 22.8%, higher than the 21.2% posted in 4Q21 and the 17.4% posted in 1Q21.

In 1Q22 Net Interest Margin (excluding FX) was 21.2%, higher than the 20.3% posted in 4Q21 and the 16.5% posted in 1Q21.

In 1Q22 Net Interest Margin (Pesos) was 23.6%, higher than the 22.9% posted in 4Q21 and the 19.1% posted in 1Q21; meanwhile Net Interest Margin (USD) was 4.1%, lower than the 4.1% posted in 4Q21 and the 2.2% registered in 1Q21.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	1Q21			2Q21			3Q21			4Q21			1Q22
(Measuring Unit Current at EOP) Yields & rates in annualized nominal %	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT RATE	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT RATE	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT RATE	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT RATE	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT RATE
Interest-earning assets
Loans & Other Financing
Public Sector	5,769	-1.5%	50.3%	4,724	3.1%	48.4%	3,994	6.5%	45.7%	3,379	1.3%	42.4%	2,490	-12.2%	45.0%
Financial Sector	3,084	-12.0%	34.2%	2,260	-7.7%	32.8%	1,976	-0.8%	35.7%	1,952	-5.6%	32.7%	1,112	-19.1%	33.6%
Private Sector	373,253	-11.8%	34.6%	340,865	-6.3%	34.9%	344,581	-2.2%	33.8%	368,496	-4.4%	34.3%	356,259	-17.5%	36.2%
Other debt securities
Central Bank Securities (Leliqs)	211,571	-9.9%	37.5%	176,201	-4.5%	37.5%	165,071	0.5%	37.5%	157,794	-2.1%	37.6%	191,189	-15.1%	40.3%
Government & Private Securities	140,151	-10.8%	36.1%	128,332	-6.3%	34.8%	159,462	-2.4%	33.6%	142,715	0.3%	40.9%	145,142	-13.2%	43.3%
Repos	36,358	-10.7%	36.2%	21,074	-5.4%	36.2%	30,611	-0.4%	36.3%	21,493	-3.1%	36.2%	5,081	-18.6%	34.5%
Total interest-earning assets	770,186	-10.9%	35.9%	673,456	-5.7%	35.7%	705,695	-1.5%	34.8%	695,829	-2.9%	36.5%	701,273	-16.0%	38.8%

Fin. Assets through P&L and equity inv.	66,881	-6.3%	42.9%	70,751	-1.4%	41.9%	46,588	0.6%	37.7%	36,030	3.4%	45.3%	37,598	0.6%	37.7%
Other Non interest-earning assets	91,844			80,116			84,123			83,280			85,213
Total Non interest-earning assets	158,725			150,867			130,711			119,310			122,811
Total Average Assets	928,911			824,323			836,406			815,139			824,084

Interest-bearing liabilities
Deposits
Public Sector	57,243	-14.9%	29.8%	34,634	-11.1%	28.0%	27,547	-6.4%	28.1%	23,084	-9.1%	27.7%	24,933	-21.4%	29.8%
Private Sector	432,103	-17.9%	25.3%	365,298	-13.4%	24.7%	373,763	-9.4%	24.0%	367,415	-12.0%	23.6%	376,645	-23.8%	25.8%
BCRA and other financial institutions	1,045	-16.9%	26.8%	945	-12.2%	26.3%	486	-7.3%	26.9%	360	26.8%	78.2%	563	6.3%	75.6%
Corporate bonds	7,875	-16.0%	28.1%	3,874	-17.2%	19.2%	3,077	-13.6%	18.2%	3,639	-18.9%	14.0%	3,212	-30.9%	14.1%
Repos	1,104	-14.0%	31.2%	1,252	-9.6%	30.1%	1,518	-8.9%	24.6%	958	-8.2%	29.0%	2,801	-20.4%	31.4%
Total int.-bearing liabilities	499,370	-17.5%	25.9%	406,003	-13.2%	24.9%	406,391	-9.2%	24.2%	395,456	-11.8%	23.9%	408,154	-23.7%	26.0%

Total non int.-bearing liabilities	263,324			256,679			259,357			268,304			254,095

Total Average Liabilities	762,694			662,682			665,748			663,760			662,249

Assets Performance		68,091			59,951			61,858			63,994			67,087
Liabilities Performance		31,894			25,225			24,803			23,776			26,200
Net Interest Income		36,197			34,726			37,055			40,218			40,887
Total interest-earning assets		770,186			673,456			705,695			695,829			701,273
Net Interest Margin (NIM)		19.1%			20.7%			21.1%			22.9%			23.6%

1Q22 Earnings Release

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	1Q21			2Q21			3Q21			4Q21			1Q22
(Measuring Unit Current at EOP) Yields & rates in annualized nominal %	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT RATE	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT RATE	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT RATE	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT RATE	AVERAGE BALANCE	REAL INT RATE	NOMINAL INT RATE
Interest-earning assets
Cash and Deposits in Banks	91,289	-9.7%	0.0%	68,241	-19.2%	0.0%	64,480	-17.8%	0.0%	57,861	-17.3%	0.0%	48,622	-19.8%	0.0%
Loans & Other Financing
Financial Sector	36	0.5%	11.3%	10	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%
Private Sector	37,482	8.1%	19.7%	33,194	-0.8%	22.7%	26,623	5.7%	28.6%	22,256	11.3%	34.6%	17,148	12.1%	39.8%
Other debt securities
Government & Private Securities	8,775	-8.5%	1.3%	5,119	-17.5%	2.1%	10,038	-16.4%	1.7%	34,362	-16.5%	1.0%	34,721	-19.1%	0.9%
Total interest-earning assets	137,582	-4.7%	5.5%	106,564	-13.4%	7.2%	101,141	-11.5%	7.7%	114,479	-11.6%	7.0%	100,491	-14.1%	7.1%

Non interest-earning assets	173,749			173,966			180,268			175,625			171,048
Total Average Assets	311,331			280,530			281,409			290,104			271,539

Interest-bearing liabilities
Deposits
Public Sector	2,255	-9.3%	0.4%	3,522	-19.1%	0.1%	3,422	-17.7%	0.1%	5,020	-17.3%	0.1%	5,631	-19.7%	0.1%
Private Sector	87,478	-9.5%	0.2%	81,798	-19.0%	0.2%	78,996	-17.7%	0.1%	70,505	-17.3%	0.1%	63,902	-19.7%	0.1%
BCRA and other financial institutions	598	-5.4%	4.7%	828	-17.7%	1.9%	647	-14.8%	3.7%	474	-13.9%	4.2%	292	-17.5%	2.8%
Subordinated bonds	58,787	-3.3%	7.1%	55,464	-13.4%	7.1%	52,744	-12.0%	7.1%	49,397	-11.9%	6.6%	46,400	-14.7%	6.3%
Total int.-bearing liabilities	149,118	-7.0%	3.0%	141,612	-16.8%	2.9%	135,809	-15.5%	2.8%	125,396	-15.1%	2.7%	116,225	-17.7%	2.6%

Total non int.-bearing liabilities	71,867			49,362			60,414			51,350			45,787

Total Average liabilities	220,985			190,974			196,223			176,746			162,012

Assets Performance		1,855			1,910			1,965			2,034			1,761
Liabilities Performance		1,092			1,013			967			839			737
Net Interest Income		763			897			998			1,195			1,024
Total interest-earning assets		137,582			106,564			101,141			114,479			100,491
Net Interest Margin (NIM)		2.2%			3.4%			4.0%			4.1%			4.1%

In 1Q22 Banco Macro’s net fee income totaled Ps.10.2 billion, Ps.48 million higher than in 4Q21 and 11% or Ps.1 billion higher than the same period of last year.

In the quarter, fee income totaled Ps.11.3 billion, Ps.38 million lower than in 4Q21. ATM transaction fees and credit related fees stand out with a 6% and 18% decrease respectively, which was partially offset by a 3% increase in fees charged on deposit accounts. On a yearly basis, fee income increased 11% or Ps.1.1 billion.

In the quarter, total fee expense decreased 8% or Ps.87 million. On a yearly basis, fee expenses increased 14% or Ps.126 million.

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Fees charged on deposit accounts	3,807	4,170	4,325	4,189	4,312	3%	13%
Credit card fees	1,869	1,766	1,966	2,045	2,073	1%	11%
Corporate services fees	1,071	1,100	1,267	1,352	1,425	5%	33%
ATM transactions fees	1,015	936	1,022	1,039	975	-6%	-4%
Insurance fees	669	655	641	687	653	-5%	-2%
Debit card fees	663	658	711	766	752	-2%	13%
Financial agent fees (Provinces)	546	610	608	631	582	-8%	7%
Credit related fees	229	265	235	288	237	-18%	3%
Mutual funds & securities fees	200	181	249	250	214	-14%	7%
AFIP & Collection services	42	45	49	49	36	-27%	-14%
ANSES fees	15	17	14	15	14	-7%	-7%
Total fee income	10,126	10,403	11,087	11,311	11,273	0%	11%

Total fee expense	931	946	1,077	1,144	1,057	-8%	14%

Net fee income	9,195	9,457	10,010	10,167	10,216	0%	11%

In 1Q22 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.6.4 billion gain, 57% or Ps.2.3 billion higher than the previous quarter. This increase is mostly related to higher income from investments in equity instruments. On a yearly basis Net income from financial assets and liabilities at fair value through profit or loss decreased 9% or Ps.627 million.

1Q22 Earnings Release

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Profit or loss from government securities	6,255	6,765	3,425	3,187	1,402	-56%	-78%
Profit or loss from private securities	252	620	624	-52	154	-396%	-39%
Profit or loss from investment in derivative financing instruments	0	0	0	0	0	-	-
Profit or loss from other financial assets	-4	-5	-1	-2	65	-	-
Profit or loss from investment in equity instruments	618	-27	-64	680	3,821	-	-
Profit or loss from the sale of financial assets at fair value	-46	37	530	309	1,006	226%	-
Income from financial assets at fair value through profit or loss	7,075	7,390	4,514	4,122	6,448	4%	55%
Profit or loss from derivative financing instruments	0	-7	-92	-10	0	-	-
Income from financial liabilities at fair value through profit or loss	0	-7	-92	-10	0	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	7,075	7,383	4,422	4,112	6,448	57%	-9%

In the quarter Other Operating Income totaled Ps.3.3 billion, 42% or Ps.959 million higher than in 1Q21. On a yearly basis Other Operating Income increased 28% or Ps.704 million.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Credit and debit cards	80	92	113	164	182	11%	128%
Lease of safe deposit boxes	320	343	350	345	344	0%	8%
Other service related fees	652	697	990	840	818	-3%	25%
Other adjustments and interest from other receivables	418	580	354	347	376	8%	-10%
Initial recognition of loans	5	-5	0	0	427	-	-
Sale of property, plant and equipment	3	0	0	3	0	-	-
Others	1,080	263	449	559	1,102	97%	2%
Other Operating Income	2,558	1,970	2,256	2,303	3,262	42%	28%

In 1Q22 Banco Macro was able to reduce expenses in real terms given that administrative expenses plus employee benefits totaled Ps.15.3 billion, decreasing 15% or Ps.2.8 billion compared to the previous quarter, personnel expenses decreased 13% while administrative expenses decreased 19%. On a yearly basis administrative expenses plus employee benefits decreased 7% or Ps.1.2 billion.

Employee benefits decreased 13% or Ps.1.5 billion QoQ with lower remunerations and social security contributions. On a yearly basis Employee benefits decreased 13% or Ps.1.4 billion.

In 1Q22 administrative expenses decreased 19% or Ps.1.3 billion, due to lower Director fees and lower other administrative expenses.

In 1Q22, the efficiency ratio reached 29.6%, improving from the 37.4 % posted in 4Q21 and the 35.7% posted a year ago. In 1Q22 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) decreased 14%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 9% compared to 4Q21.

1Q22 Earnings Release

PERSONNEL& ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Employee benefits	11,257	11,737	11,543	11,289	9,811	-13%	-13%
Remunerations	8,115	8,499	8,084	7,825	6,670	-15%	-18%
Social Security Contributions	1,827	1,948	1,866	1,864	1,538	-17%	-16%
Compensation and bonuses	1,072	1,032	1,270	1,163	1,225	5%	14%
Employee services	243	258	323	437	378	-14%	56%
Administrative Expenses	5,296	5,434	5,747	6,844	5,514	-19%	4%
Taxes	840	837	863	860	863	0%	3%
Maintenance, conservation fees	903	925	990	1,033	890	-14%	-1%
Directors& statutory auditors fees	163	142	155	447	276	-38%	69%
Security services	584	582	599	601	572	-5%	-2%
Electricity& Communications	618	603	578	560	545	-3%	-12%
Other professional fees	394	540	468	575	509	-11%	29%
Rental agreements	48	27	27	34	28	-18%	-42%
Advertising& publicity	90	238	281	405	254	-37%	182%
Personnel allowances	45	57	63	115	67	-42%	49%
Stationary& Office Supplies	31	35	38	42	38	-10%	23%
Insurance	71	77	94	74	66	-11%	-7%
Hired administrative services	25	33	39	48	38	-	52%
Other	1,484	1,338	1,552	2,050	1,368	-33%	-8%
Total Administrative Expenses	16,553	17,171	17,290	18,133	15,325	-15%	-7%

Total Employees	8,459	8,318	8,167	8,005	7,982
Branches	463	464	464	466	466
Efficiency ratio	35.7%	38.4%	38.8%	37.4%	29.6%

Accumulated efficiency ratio	35.7%	37.0%	37.6%	37.5%	29.6%

In 1Q22, Other Operating Expenses totaled Ps.10.1 billion, decreasing 11% or Ps.1.3 billion QoQ, due to lower initial loan recognition expenses (Ps.930 million) and lower other operating expenses (12% or Ps.510 million). On a yearly basis Other Operating Expenses increased 3% or Ps.264 million.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Turnover Tax	5,423	5,053	5,135	5,360	5,551	4%	2%
Other provision charges	618	252	428	586	428	-27%	-31%
Deposit Guarantee Fund Contributions	349	291	287	282	275	-2%	-21%
Donations	1	2	9	23	125	443%	12400%
Insurance claims	17	20	25	43	54	26%	218%
Initial loan recognition	0	84	150	930	0	100%	-
Others	3,451	3,059	3,613	4,200	3,690	-12%	7%
Other Operating Expenses	9,859	8,761	9,647	11,424	10,123	-11%	3%

In 1Q22 the result from the net monetary position totaled a Ps.28.9 billion loss, 64% or Ps.11.3 billion higher than the loss posted in 4Q21. Higher inflation was observed during the quarter (586 b.p. above 4Q21 level, up from 10.21% to 16.07%).

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	29,353	27,179	26,170	25,974	36,537	41%	24%
Result from net monetary position (i.e. inflation adjustment)	-22,402	-18,952	-16,395	-17,617	-28,917	64%	29%
Operating Result (Inc. Loss from net monetary position)	6,951	8,227	9,775	8,357	7,620	-9%	10%

In 1Q22 Banco Macro's effective income tax rate was 21%. For more information please see note 20 to our Financial Statements.

1Q22 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.371.8 billion, decreasing 8% or Ps.33.3 billion QoQ and decreasing 8% or Ps.30.5 billion YoY.

Within Commercial loans Documents and Others stand out with a 20% or Ps.9 billion decrease and 29% or Ps.11.7 billion decrease respectively.

Meanwhile within Consumer lending Personal loans decreased 3% or Ps.3.8 billion while Credit Card loans decreased 2% or Ps.2 billion.

Within private sector financing, peso financing decreased 8% or Ps.32.2 billion, while US dollar financing decreased 13% or USD 23 million.

As of 1Q22, Banco Macro´s market share over private sector loans was 7%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consilidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Overdrafts	22,511	21,813	24,946	27,004	26,217	-3%	16%
Discounted documents	41,581	38,020	47,770	46,034	37,040	-20%	-11%
Mortgage loans	21,886	20,472	22,587	25,553	21,906	-14%	0%
Pledged loans	5,147	5,320	7,756	8,504	7,457	-12%	45%
Personal loans	116,063	109,541	108,380	108,659	104,878	-3%	-10%
Credit Card loans	101,577	97,956	100,930	110,223	108,258	-2%	7%
Others	55,881	42,682	40,569	40,855	29,133	-29%	-48%
Interest	34,010	35,050	34,894	35,809	34,788	-3%	2%
Total loan portfolio	398,656	370,854	387,832	402,641	369,677	-8%	-7%

Total loans in Pesos	362,400	345,057	363,526	385,501	353,605	-8%	-2%

Total loans in USD	36,256	25,797	24,306	17,140	16,072	-6%	-56%
Financial trusts	456	587	445	616	667	8%	46%
Leasing	193	224	234	555	538	-3%	179%
Others	2,998	2,655	2,785	1,278	874	-32%	-71%
Total other financing	3,647	3,466	3,464	2,449	2,079	-15%	-43%

Total other financing in Pesos	1,964	1,889	2,035	1,754	1,482	-16%	-25%

Total other financing in USD	1,683	1,577	1,429	695	597	-14%	-65%

Total financing to the private sector	402,303	374,320	391,296	405,090	371,756	-8%	-8%

EOP FX (Pesos per USD)	91.9850	95.7267	98.7350	102.7500	110.9783	8%	21%

USD financing / Financing to the private sector	9%	7%	7%	4%	4%

1Q22 Earnings Release

Public Sector Assets

In 1Q22, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 22.1%, higher than the 18.1% registered in the previous quarter, and the 16.9% posted in 1Q21.

In 1Q22, a 37% or Ps.57.6 billion increase in Leliqs and a 21% or Ps.43.8 billion incrase in Other Government Securities stand out.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Leliqs	189,015	171,250	166,787	154,339	211,908	37%	12%
Other	195,862	233,363	198,889	206,645	250,455	21%	28%
Government securities	384,877	404,613	365,676	360,984	462,363	28%	20%
Provincial loans	4,867	4,838	3,168	2,477	1,820	-27%	-63%
Loans	4,867	4,838	3,168	2,477	1,820	-27%	-63%
Purchase of government bonds	257	240	224	209	0	-100%	-100%
Other receivables	257	240	224	209	0	-100%	-100%

TOTAL PUBLIC SECTOR ASSETS	390,001	409,691	369,068	363,670	464,183	28%	19%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	200,986	238,441	202,281	209,331	252,275	21%	26%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	16.9%	21.0%	17.6%	18.1%	22.1%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.677.5 billion in 1Q22, decreasing 1% or Ps.5.9 billion QoQ and a 4% or Ps.71.7 billion decrease YoY and representing 79% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits decreased 3% or Ps.19.2 billion while public sector deposits increased 20% or Ps.13.4 billion.

The decrease in private sector deposits was led by demand deposits, which decreased 10% or Ps.33.6 billion, while time deposits increased 6% or Ps.15.9 billion QoQ.

Within private sector deposits, peso deposits increased 1% or Ps.4.3 billion, while US dollar deposits decreased 16% or USD 173 million.

As of 1Q22, Banco Macro´s market share over private sector deposits was 5.6%.

1Q22 Earnings Release

DEPOSITS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Public sector	85,869	72,141	68,987	65,466	78,854	20%	-8%

Financial sector	1,076	1,006	1,061	1,116	1,034	-7%	-4%

Private sector	622,337	615,077	623,479	616,895	597,657	-3%	-4%
Checking accounts	107,853	108,986	125,994	117,078	109,227	-7%	1%
Savings accounts	190,670	201,545	187,651	213,510	187,732	-12%	-2%
Time deposits	309,505	287,540	293,951	270,962	286,855	6%	-7%
Other	14,309	17,006	15,883	15,345	13,843	-10%	-3%
Total	709,282	688,224	693,527	683,477	677,545	-1%	-4%

Pesos	580,730	565,248	564,887	571,350	575,643	1%	-1%
Foreign Currency (Pesos)	128,552	122,976	128,640	112,127	101,902	-9%	-21%

EOP FX (Pesos per USD)	91.9850	95.7267	98.7350	102.7500	110.9783	8%	21%
Foreign Currency (USD)	1,398	1,285	1,303	1,091	918	-16%	-34%

USD Deposits / Total Deposits	18%	18%	19%	16%	15%

Banco Macro’s transactional deposits represent approximately 49% of its total deposit base as of 1Q22. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 1Q22, the total amount of other sources of funds increased 1% or Ps.3.9 billion compared to 4Q21. On a yearly basis other sources of funds increased Ps.933 million. In 1Q22 Shareholder’s Equity increased 2% or Ps.5.4 billion as a consequence of the Ps.5.4 billion total comprehensive income of the quarter; also in the quarter subordinated corporate bonds decreased 6% or Ps.2.7 billion.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Central Bank of Argentina	31	34	28	25	22	-12%	-29%
Banks and international institutions	807	792	653	319	161	-50%	-80%
Financing received from Argentine financial institutions	944	165	80	164	1,826	1013%	93%
Subordinated corporate bonds	59,172	54,650	52,498	48,719	46,028	-6%	-22%
Corporate bonds	7,839	3,399	3,247	3,471	3,096	-11%	-61%
Shareholders' equity	263,735	255,119	264,600	276,906	282,328	2%	7%
Total other source of funds	332,528	314,159	321,106	329,604	333,461	1%	0%

1Q22 Earnings Release

Liquid Assets

In 1Q22, the Bank’s liquid assets amounted to Ps.630.7 billion, showing a 2% or Ps.15.3 billion increase QoQ, and a 5% or Ps.32.5 billion decrease on a yearly basis.

In 1Q22, Leliqs and Other government securities increased 30% and 21% respectively and were partially offset by a 12% decrease in Cash and a 133% decrease in Net Repos.

In 1Q22 Banco Macro’s liquid assets to total deposits ratio reached 93%.

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Cash	238,112	200,557	212,358	200,026	175,531	-12%	-26%
Guarantees for compensating chambers	18,539	17,010	18,727	18,020	16,000	-11%	-14%
Call	1,706	0	0	0	0	-	-100%
Leliq own portfolio	189,015	171,250	166,787	154,339	200,611	30%	6%
Net Repos	19,993	17,861	26,379	36,453	-11,854	-133%	-159%
Other government & private securities	195,862	233,363	198,889	206,645	250,455	21%	28%
Total	663,227	640,041	623,140	615,483	630,743	2%	-5%

Liquid assets to total deposits	94%	93%	90%	90%	93%

Solvency

Banco Macro continued showing high solvency levels in 1Q22 with an integrated capital (RPC) of Ps.300.2 billion over a total capital requirement of Ps.63.6 billion. Banco Macro’s excess capital in 1Q22 was 372% or Ps.236.6 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 38.5% in 1Q22; TIER1 Ratio stood at 33.7%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Credit risk requirement	29,047	29,413	34,030	36,726	40,488	10%	39%
Market risk requirement	1,538	1,559	1,631	3,585	3,886	8%	153%
Operational risk requirement	12,934	14,252	15,691	17,438	19,206	10%	48%
Total capital requirements	43,519	45,224	51,352	57,749	63,581	10%	46%

Ordinary Capital Level 1 (COn1)	171,410	182,409	203,858	233,700	279,447	20%	63%
Deductible concepts Level 1 (COn1)	-9,889	-11,194	-12,411	-14,585	-16,866	16%	71%
Capital Level 2 (COn2)	39,442	40,987	42,565	36,401	37,615	3%	-5%
Integrated capital - RPC (i)	200,964	212,202	234,012	255,516	300,196	17%	49%

Excess capital	157,445	166,978	182,660	197,767	236,615	20%	50%

Risk-weighted assets - RWA (ii)	533,407	554,596	629,505	708,490	780,016	10%	46%

Regulatory Capital ratio [(i)/(ii)]	37.7%	38.3%	37.2%	36.1%	38.5%

Ratio TIER 1 [Capital Level 1/RWA]	30.3%	30.9%	30.4%	30.9%	33.7%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

1Q22 Earnings Release

Asset Quality

In 1Q22, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.64%, deteriorating from the 1.3% registered in 4Q21, and above the 0.92% posted in 1Q21.

Consumer portfolio non-performing loans decreased 5b.p. (down to 1.35% from 1.40%) while Commercial portfolio non-performing loans increased 177b.p. in 1Q22 (up to 2.77% from 0.99%) mainly due to a specific commercial SME client which showed signs of credit deterioration.

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached to 163.17% in 1Q22. Write-offs over total loans totaled 0.15%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Commercial portfolio	117,745	102,234	105,748	101,154	81,125	-20%	-31%
Non-performing	1,174	1,139	599	1,006	2,244	123%	91%
Consumer portfolio	312,849	296,985	306,410	324,020	304,435	-6%	-3%
Non-performing	2,784	5,575	6,273	4,523	4,099	-9%	47%
Total portfolio	430,594	399,219	412,158	425,174	385,560	-9%	-10%
Non-performing	3,958	6,714	6,872	5,529	6,342	15%	60%
Commercial non-perfoming ratio	1.00%	1.11%	0.57%	0.99%	2.77%
Consumer non-perfoming ratio	0.89%	1.88%	2.05%	1.40%	1.35%

Total non-performing/ Total portfolio	0.92%	1.68%	1.67%	1.30%	1.64%

Total allowances	15,350	14,295	12,088	11,590	10,349	-11%	-33%
Coverage ratio w/allowances	387.82%	212.91%	175.90%	209.61%	163.17%
Write Offs	198	154	1,435	665	566	-15%	186%
Write Offs/ Total portfolio	0.05%	0.04%	0.35%	0.16%	0.15%

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2020 20-F)

1Q22 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
CER adjustable ASSETS

Government Securities	110,572	138,281	95,800	113,679	166,869	47%	51%

Loans (*)	32,053	31,881	31,109	30,377	28,436	-6%	-11%
Private sector loans	11,169	9,989	8,964	8,118	6,874	-15%	-38%
Mortgage loans (UVA adjusted)	20,872	21,880	22,129	22,245	21,540	-3%	3%
Other loans	12	12	16	14	22	57%	83%
Total CER adjustable assets	142,625	170,162	126,909	144,056	195,305	36%	37%

CER adjustable LIABILITIES
Deposits (*)	5,612	11,289	10,811	8,981	10,300	15%	84%
UVA Unemployment fund	1,420	1,647	1,811	1,861	1,921	3%	35%
Total CER adjustable liabilities	7,032	12,936	12,622	10,842	12,221	13%	74%

NET CER EXPOSURE	135,593	157,226	114,287	133,214	183,084	37%	35%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Cash and deposits in Banks	181,847	157,311	156,464	141,639	130,774	-8%	-28%
Cash	12,285	11,575	14,911	10,309	17,676	71%	44%
Central Bank of Argentina	85,776	83,279	80,909	85,990	66,161	-23%	-23%
Other financial institutions local and abroad	83,777	62,449	60,636	45,332	46,874	3%	-44%
Others	9	8	8	8	63	688%	600%
Net Income from financial instruments at fair value through P&L	59	1,074	1,185	1,432	2,153	50%	3549%
Other financial assets	8,766	7,635	7,355	6,952	8,604	24%	-2%
Loans and other financing	37,928	27,331	25,693	17,799	16,633	-7%	-56%
Other financial institutions	37	0	0	0	0	0%	-100%
Non financial private sector& foreign residents	37,892	27,331	25,693	17,799	16,633	-7%	-56%
Other debt securities	6,105	7,839	15,011	39,314	33,653	-14%	451%
Guarantees received	2,802	2,703	2,668	2,666	2,493	-6%	-11%
Investment in equity instruments	19	20	18	82	66	-20%	247%
Total Assets	237,526	203,913	208,394	209,884	194,376	-7%	-18%
Deposits	128,552	122,976	128,640	112,127	101,902	-9%	-21%
Non financial public sector	6,343	7,468	7,297	8,910	7,689	-14%	21%
Financial sector	983	922	935	883	877	-1%	-11%
Non financial private sector& foreign residents	121,226	114,586	120,408	102,334	93,336	-9%	-23%
Financial liabiities at fair value through P&L	0	0	0	147	461	214%	-
Other liabilities from financial intermediation	28,626	9,838	10,834	7,553	7,089	-6%	-75%
Financing from the Central Bank and other fin. Inst	937	853	656	321	161	-50%	-83%
Subordinated corporate bonds	59,172	54,650	52,498	48,719	46,028	-6%	-22%
Other non financial liabilities	40	30	30	47	27	-43%	-33%
Total Liabilities	217,327	188,347	192,658	168,914	155,668	-8%	-28%

NET FX POSITION (Pesos)	20,199	15,566	15,736	40,970	38,708	-6%	92%
EOP FX (Pesos per USD)	91.9850	95.7267	98.7350	102.7500	110.9783	8%	21%
NET FX POSITION (USD)	220	163	159	399	349	-13%	59%

1Q22 Earnings Release

Relevant and Recent Events

•	On April 29th 2022 TheShareholders’ Meetingresolved to distribute as dividend to the shareholders in cash and/or in kind, in the latter case valued at market price, the amount of AR$ 14,187,872,701.21, which represents AR$ 22.18 per share, subject to prior authorization from the Banco Central de la República Argentina (“BCRA”), and delegated to the Board the powers to determine the date of the effective availability thereof to the shareholders, currency, terms and other payment terms and conditions of such dividend.

The above stated amount is subject to a 7% withholding under section 97 of the Income Tax Law as revised in 2019. Pursuant to the provisions of Communique “A” 6939 issued by the BCRA on March 19th 2020, as amended, to the date hereof there are dividends in the amount of AR$ 26,580,415,370.12 still pending distribution, representing an aggregate of AR$ 41.57 per share, the distribution of which was approved by the Shareholders’ Meetings held on April 20th and October 21st 2020 and on April 30th 2021 as well.

Please note that on December 16th 2021, the BCRA, through its Communique “A” 7421, established that as of January 1st 2022 and up to December 31st 2022, financial entities shall be able to distribute profits of up to 20% of the amount they would have been allowed to distribute under the rules on “Distribution of Income” issued by such entity. We inform that such Communique further provides that financial entities authorized by the BCRA to distribute profits, must do it in 12 monthly equal and consecutive installments.

Therefore, in compliance with the above stated Communique “A” 7421, Banco Macro S.A. shall request the BCRA authorization for the partial distribution of dividends as approved by the Shareholders’ Meetings mentioned above, for an aggregate amount of AR$ 19,751,444,343.74, representing AR$ $30.89 per share and 20% of the total distributable income.

On May 12th the Superintendencia de Entidades Financieras y Cambiarias of the Central Bank of the Republic of Argentina informed us that it has decided to authorize Banco Macro S.A. to distribute profits in cash and/or in kind (securities) for an aggregate amount of AR $19,751,444,343.74, which distribution shall be carried out in 12 monthly equal and consecutive instalments.

•	Interest Payment Class A Subordinated Notes. In May 2022, the Bank paid semiannual interest on Class A subordinated notes in the amount of USD 13,286,000.

•	Interest and Principal Payment Class B Peso denominated Notes. In May 2022, the Bank paid semiannual interest on Class B Peso denominated notes in the amount of Ps.252,804,212 and principal in the amount of Ps.2,889,191,000.

•	Class E Dollar Denominated Notes Issuance. On May 2nd the Bank issued Series E dollar denominated, non-subordinated, on-convertible notes in the amount of USD 17,000,000 with an interest rate of 1.45%, quarterly interest payment and final maturity May 2024.

•	PRISMA Medios de Pago S.A. In April 2022 and within the scope of the Divestment Plan undertaken by Prisma Medios de Pago S.A. (“Prisma”) and its shareholders at that time with the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia or CNDC), that the Bank completed the transfer of all remaining shares the Bank held in Prisma in favor of AI ZENITH (Netherlands) B.V. (a company related to Advent International Global Private Equity), representing 4.4941% of Prima’s capital stock.

The price of such shares is 33,017,761.20 US Dollars and shall be paid as follows: (a) 30% in Argentine Pesos at UVA plus a nominal annual rate of 15% and (ii) 70% in US Dollars at a nominal annual rate of 10% for a 6-year period. In addition to what was previously informed on January 22nd 2019, that within the scope of the above mentioned transaction, the parties have agreed that part of the balance of the price fixed for the sale of 51% of the capital stock and votes of Prisma shall be paid in two installments, extending the payment term to the years 2026 and 2027.

1Q22 Earnings Release

Regulatory Changes

•	Monetary policy rate, time deposits, extension of Productive Investment Credit Lines for SMEs. In March 2022 through Communication “A” 7474, the Central Bank of Argentina increased the nominal annual rate of 28-day LELIQs by 200 basis points from 42.5% to 44.5%. It also increased the minimum interest rates for time deposits. As of March 23, 2022, minimum applicable rates will were established: for time deposits under $10 million: 97.75% (43.5% nominal annual rate), all others: 93.26% (41.5% nominal annual rate). In terms of productive investment credit lines for SMEs, for credits granted as of March 23, 2022, maximum interest rates were increased: from 30% to 35% the nominal annual rate applicable to investment projects and from 41% to 43% the nominal annual rate applicable to financing to working capital y discounted instruments. Lastly, as of April 2022, interest rates for credit card financing (up to $200,000) were increased to 51%.

•	Productive Investment Credit Lines for SMEs In March 2022 through Communication “A” 7475 The BCRA extended until September 30, 2022, the Productive Investment Credit Lines for SMEs. It includes, as of April 1, 2022, the “2022 Quota”, with the same terms and conditions, as the 2021/2022 quota, and applies for Group “A” institutions and those which are not in such group but work as financial agents for sovereign, provincial or municipal governments.

•	Interest rates. In May 2022 through Communication “A” 7512 2022, the BCRA modified the applicable percentages for the determination of minimum time deposit rates as follows: time deposits (individuals) that do not exceed the amount of $10 million: 97.96%, deposits not included in the previous item: 93.96% of the monetary policy rate. Additionally, it increases to 47.50% the nominal annual fixed rate applicable to working capital financing and discounted instruments related to Productive Investment Credit Lines for SMEs. Lastly, as of June 2022, interest rates for credit card financing (up to $200,000) increased from 51% to 53%. On the same date, it increased the monetary policy rate from 47.00% to 49.00%

1Q22 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
ASSETS
Cash and deposits in Banks	238,112	200,557	212,358	200,026	175,531	-12%	-26%
Cash	36,683	29,877	31,927	30,903	32,105	4%	-12%
Central Bank of Argentina	117,627	108,217	119,758	123,778	96,476	-22%	-18%
Other local& foreign entities	83,793	62,454	60,666	45,337	46,886	3%	-44%
Other	9	9	7	8	64	700%	611%
Debt securities at fair value through profit& loss	59,532	86,593	27,173	37,614	32,244	-14%	-46%
Derivatives	-	5	1	2	-	-100%	-
Repo Transactions	19,993	18,246	28,694	36,453	0	-100%	-100%
Other financial assets	27,092	21,529	27,412	40,787	24,945	-39%	-8%
Loans& other receivables	411,080	381,006	396,454	408,985	373,888	-9%	-9%
Non Financial Public Sector	5,103	5,108	3,425	2,758	2,090	-24%	-59%
Financial Sector	4,130	2,165	2,178	1,753	709	-60%	-83%
Non Financial private sector and foreign	401,847	373,733	390,851	404,474	371,089	-8%	-8%
Other debt securities	329,770	324,502	352,845	331,936	422,907	27%	28%
Financial assets in guarantee	21,314	20,190	24,115	20,851	32,048	54%	50%
Income tax assets	0	0	0	631	197
Investments in equity instruments	3,190	2,917	2,668	2,530	476	-81%	-85%
Investments in other companies (subsidiaries and joint ventures)	383	537	503	568	652	15%	70%
Property, plant and equipment	60,284	60,632	61,596	61,369	60,912	-1%	1%
Intangible assets	9,024	9,293	9,649	9,755	9,718	0%	8%
Deferred income tax assets	87	98	43	55	42	-24%	-52%
Other non financial assets	3,982	3,537	2,823	2,705	3,326	23%	-16%
Non-current assets held for sale	3,953	3,948	3,828	3,762	3,748	0%	-5%
TOTAL ASSETS	1,187,796	1,133,590	1,150,162	1,158,029	1,140,634	-2%	-4%

LIABILITIES
Deposits	709,282	688,224	693,527	683,477	677,545	-1%	-4%
Non Financial Public Sector	85,869	72,141	68,987	65,466	78,854	20%	-8%
Financial Sector	1,076	1,006	1,061	1,116	1,034	-7%	-4%
Non Financial private sector and foreign	622,337	615,077	623,479	616,895	597,657	-3%	-4%
Liabilities at fair value through profit& loss	-	16.00	2,840.00	1,889.00	461	-	-
Derivatives	-	2	3	3	7	-	0%
Repo Transactions	-	385	2,316	-	11,854	-	-86%
Other financial liabilities	77,360	56,429	59,622	78,852	59,738	-24%	-23%
Financing received from Central Bank and Other Financial Institutions	1,783	991	761	508	2,008	295%	13%
Issued Corporate Bonds	7,839	3,399	3,247	3,471	3,096	-11%	-61%
Current income tax liabilities	7,337	2,216	3,112	408	554	36%	-92%
Subordinated corporate bonds	59,172	54,650	52,498	48,719	46,028	-6%	-22%
Provisions	2,159	1,347	1,753	1,905	2,002	5%	-7%
Deferred income tax liabilities	12,556	12,661	9,993	6,607	7,560	14%	-40%
Other non financial liabilities	46,570	58,148	55,887	55,240	47,421	-14%	2%
TOTAL LIABILITIES	924,058	878,468	885,559	881,079	858,274	-3%	-7%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	97,975	97,975	97,975	97,975	97,975	0%	0%
Reserves	192,396	141,403	141,403	141,403	141,403	0%	-27%
Retained earnings	-45,978	-10,354	-10,354	-10,354	21,127	-	-
Other accumulated comprehensive income	2,880	3,179	3,252	3,332	2,734	-18%	-5%
Net income for the period / fiscal year	3,393	9,847	19,255	31,481	6,020	-81%	77%
Shareholders' Equity attributable to parent company	263,735	255,119	264,600	276,906	282,328	2%	7%

Shareholders' Equity attributable to non controlling interest	3	3	3	44	32	-27%	967%
TOTAL SHAREHOLDERS' EQUITY	263,738	255,122	264,603	276,950	282,360	2%	7%

1Q22 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q21	2Q21	3Q21	4Q21	1Q22	QoQ	YoY
Interest Income	69,946	61,861	63,823	66,028	68,848	4%	-2%
Interest Expense	32,986	26,238	25,770	24,615	26,937	9%	-18%
Net Interest Income	36,960	35,623	38,053	41,413	41,911	1%	13%
Fee income	10,126	10,403	11,087	11,311	11,273	0%	11%
Fee expense	931	946	1,077	1,144	1,057	-8%	14%
Net Fee Income	9,195	9,456	10,010	10,168	10,216	0%	11%
Subtotal (Net Interest Income + Net Fee Income)	46,155	45,079	48,063	51,581	52,127	1%	13%
Net Income from financial instruments at Fair Value Through Profit & Loss	7,075	7,383	4,422	4,112	6,448	57%	-9%
Result from assets at amortised cost	92	86	-	105	-	-100%	-100%
Difference in quoted prices of gold and foreign currency	1,887	894	757	1,857	3,085	66%	63%
Other operating income	2,558	1,970	2,256	2,303	3,262	42%	28%
Provision for loan losses	4	297	271	2,278	745	-67%	18525%
Net Operating Income	57,763	55,116	55,227	57,679	64,177	11%	11%
Personnel expenses	11,257	11,737	11,543	11,289	9,811	-13%	-13%
Administrative expenses	5,296	5,434	5,747	6,844	5,514	-19%	4%
Depreciation and impairment of assets	1,998	2,005	2,120	2,148	2,192	2%	10%
Other operating expenses	9,859	8,761	9,647	11,424	10,123	-11%	3%
Operating Income	29,353	27,179	26,170	25,974	36,537	41%	24%
Income from associates and joint ventures	36	27	-2	41	-36	-	-
Result from net monetary position	-22,402	-18,952	-16,395	-17,617	-28,917	-	-
Net Income before income tax on cont. operations	6,987	8,254	9,773	8,398	7,584	-10%	9%
Income tax on continuing operations	3,594	1,799	365	-3,828	1,576	-141%	-56%
Net Income from continuing operations	3,393	6,455	9,408	12,226	6,008	-51%	77%

Net Income for the period	3,393	6,455	9,408	12,226	6,008	-51%	77%
Net Income of the period attributable to parent company	3,393	6,454	9,408	12,226	6,020	-51%	77%
Net income of the period attributable to non-controlling interests	-	1	-	-	-12	-	-

Other Comprehensive Income	912	299	71	80	-597	-846%	-165%
Foreign currency translation differences in financial statements conversion	-150	-279	-236	-224	-258	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	1,062	578	307	304	-339	-212%	-132%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	4,305	6,754	9,479	12,306	5,411	-56%	26%
Total Comprehensive Income attributable to parent Company	4,305	6,753	9,479	12,306	5,423	-56%	26%
Total Comprehensive Income attributable to non-controlling interests	-	1	-	-	-12	-	-

1Q22 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	1Q21	2Q21	3Q21	4Q21	1Q22
Profitability & performance
Net interest margin	17.4%	18.8%	19.1%	21.2%	22.8%
Net interest margin adjusted (exc. FX)	16.5%	18.3%	18.7%	20.3%	21.2%
Net fee income ratio	11.5%	12.2%	13.7%	12.6%	12.9%
Efficiency ratio	35.7%	38.4%	38.8%	37.4%	29.6%
Net fee income as % of A&G Expenses	32.2%	31.7%	35.3%	33.7%	43.7%
Return on average assets	1.1%	2.3%	3.3%	4.4%	2.2%
Return on average equity	5.4%	10.3%	14.6%	18.3%	9.0%
Liquidity
Loans as a percentage of total deposits	58.0%	55.4%	57.2%	59.8%	55.2%
Liquid assets as a percentage of total deposits	94.0%	93.0%	90.0%	90.0%	93.0%
Capital
Total equity as a percentage of total assets	22.2%	22.5%	23.0%	23.9%	24.8%
Regulatory capital as % of APR	37.7%	38.3%	37.2%	36.1%	38.5%
Asset Quality
Allowances over total loans	3.7%	3.8%	3.0%	2.8%	2.8%
Non-performing financing as a percentage of total financing	0.9%	1.7%	1.7%	1.3%	1.6%
Coverage ratio w/allowances	387.8%	212.9%	175.9%	209.6%	163.2%
Cost of Risk	0.0%	0.3%	0.3%	2.3%	0.8%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	1Q21	2Q21	3Q21	4Q21	1Q22
Profitability & performance
Net interest margin	17.4%	18.0%	18.4%	19.1%	22.8%
Net interest margin adjusted (exc. FX)	16.5%	17.4%	17.8%	18.4%	21.2%
Net fee income ratio	11.5%	11.8%	12.4%	12.5%	12.9%
Efficiency ratio	35.7%	37.0%	37.6%	37.5%	29.6%
Net fee income as % of A&G Expenses	32.2%	32.0%	33.1%	33.2%	43.7%
Return on average assets	1.1%	1.7%	2.2%	2.8%	2.2%
Return on average equity	5.4%	7.8%	10.1%	12.2%	9.0%
Liquidity
Loans as a percentage of total deposits	58.0%	55.4%	57.2%	59.8%	55.2%
Liquid assets as a percentage of total deposits	94.0%	93.0%	90.0%	90.0%	93.0%
Capital
Total equity as a percentage of total assets	22.2%	22.5%	23.0%	23.9%	24.8%
Regulatory capital as % of APR	37.7%	38.3%	37.2%	36.1%	38.5%
Asset Quality
Allowances over total loans	3.7%	3.8%	3.0%	2.8%	2.8%
Non-performing financing as a percentage of total financing	0.9%	1.7%	1.7%	1.3%	1.6%
Coverage ratio w/allowances	387.8%	212.9%	175.9%	209.6%	163.2%
Cost of Risk	0.0%	0.2%	0.2%	0.7%	0.8%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 23, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer